Filed Pursuant to Rule 433

Registration No. 333-180488

Subject to Completion

Preliminary Term Sheet dated May 24, 2012

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factor” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page S-9 of product supplement FX-STEP UP-3. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$0.20	$
Proceeds, before expenses, to BAC	$9.80	$

(1)

The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.80 per unit and $0.00 per unit, respectively.

*Depending on the date the notes are priced for initial sale to the public (the “pricing date”), any reference in this term sheet to the month in which the pricing date, the settlement date, or the maturity date will occur is subject to change.

Merrill Lynch & Co.
June , 2012

Units Pricing Date* June , 2012

Currency-Linked Step Up Notes Settlement Date* July , 2012

Linked to an Emerging Markets Currency Basket, Maturity Date* June , 2015

due June , 2015 CUSIP No.

$10 principal amount per unit

Term Sheet No.

Currency-Linked Step Up Notes

The notes have a maturity of approximately three years

The notes are linked to an Emerging Markets Currency Basket (the “Exchange Rate Measure”), which represents a long position in the Russian ruble, the Indian rupee, and the Chinese renminbi (yuan) relative to the U.S. dollar

Step Up Payment of [$2.80 to $3.40] per unit at maturity if the value of the Exchange Rate Measure is unchanged or increases, but does not increase above the Step Up Value of [128% to 134%] of the Starting Value

100% participation in any increase in the value of the Exchange Rate Measure if it increases above the Step Up Value

90% principal protected at maturity against decreases in the value of the Exchange Rate Measure

Repayment of principal at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

Currency-Linked Step Up Notes Linked to an Emerging Markets Currency Basket, due June , 2015

Summary

The Currency-Linked Step Up Notes Linked to an Emerging Markets Currency Basket, due June     , 2015 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The notes are linked to an Emerging Markets Currency Basket (the “Exchange Rate Measure”), which tracks the value of an approximately equally weighted investment in the Russian ruble, the Indian rupee, and the Chinese renminbi (yuan) (each, an “underlying currency”), based on the exchange rate for each underlying currency relative to the U.S. dollar.

The notes provide investors with a Step Up Payment if the value of the Exchange Rate Measure is unchanged or increases from the Starting Value to the Ending Value, but does not increase above the Step Up Value. If the value of the Exchange Rate Measure increases (that is, the underlying currencies strengthen relative to the U.S. dollar) over the term of the notes from the Starting Value to an Ending Value that is above the Step Up Value, investors will participate in a 1-for-1 basis in the increase above the Starting Value. Investors must be willing to forgo interest payments on the notes and be willing to accept a repayment at maturity that is up to 10% less than the Original Offering Price.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement FX-STEP UP-3. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately three years
Exchange Rate Measure:

An Emerging Markets Currency Basket, which tracks the value of an approximately equally weighted investment in the Russian ruble, the Indian rupee, and the Chinese renminbi (yuan), based on the exchange rate for each underlying currency relative to the U.S. dollar.

Initial Exchange Rates:	The Initial Exchange Rate for each underlying currency will be determined on the pricing date, in the manner and subject to postponement as described on page TS-8.
Starting Value:	The Starting Value of the Exchange Rate Measure will be set to 100 on the pricing date.
Ending Value:

The value of the Exchange Rate Measure on the calculation day, calculated based upon the exchange rate of each underlying currency in relation to the U.S. dollar on that day, as described beginning on page TS-8 under “The Emerging Markets Currency Basket.” If it is determined that the scheduled calculation day is not a business day, or if the exchange rate for any underlying currency is not quoted on the scheduled calculation day, the Ending Value will be determined as described beginning on page TS-8.

Calculation Day:	The fifth scheduled business day immediately prior to the maturity date, determined on the pricing date.
Step Up Payment:

The Step Up Payment will be [$2.80 to $3.40] per unit at maturity (representing a return of [28% to 34%] over the Original Offering Price). The actual Step Up Payment will be determined on the pricing date.

Step Up Value:	The Step Up Value will be [128.00 to 134.00] ([128% to 134%] of the Starting Value). The actual Step Up Value will be determined on the pricing date.
Minimum Redemption Amount:	$9.00 per unit
Calculation Agent:	Merrill Lynch Capital Services, Inc., a subsidiary of BAC
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-7.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit of the notes (the “Redemption Amount”) calculated as follows:

Currency-Linked Step Up Notes	TS-2

Currency-Linked Step Up Notes Linked to an Emerging Markets Currency Basket, due June , 2015

Hypothetical Payout Profile

The graph below is based on hypothetical numbers and values.

This graph reflects the returns on the notes at maturity, based on a Step Up Payment of $3.10 (the midpoint of the Step Up Payment range of $2.80 to $3.40), a Step Up Value of 131 (the midpoint of the Step Up Value range of 128 to 134), and the Minimum Redemption Amount of $9.00. The blue line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Exchange Rate Measure.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, Step Up Value, Step Up Payment and the term of your investment.

Hypothetical Redemption Amounts

The table and examples below are for purposes of illustration only. They are based on hypothetical values and show a hypothetical return on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value, Step Up Value, Step Up Payment, and the term of your investment.

The following table illustrates, for the Starting Value of 100 and a range of Ending Values:

▪	the percentage change from the Starting Value to the Ending Value;

▪	the Redemption Amount per unit of the notes; and

▪	the total rate of return to holders of the notes.

The table and examples are based on a Step Up Payment of $3.10, a Step Up Value of 131.00, and the Minimum Redemption Amount of $9.00 per unit.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
50.00		-50.00%	$9.00		-10.00%
60.00		-40.00%	$9.00		-10.00%
70.00		-30.00%	$9.00		-10.00%
80.00		-20.00%	$9.00		-10.00%
90.00		-10.00%	$9.00	(1)	-10.00%
95.00		-5.00%	$9.50		-5.00%
97.00		-3.00%	$9.70		-3.00%
99.00		-1.00%	$9.90		-1.00%
100.00	(2)	0.00%	$13.10	(3)	31.00%
105.00		5.00%	$13.10		31.00%
110.00		10.00%	$13.10		31.00%
115.00		15.00%	$13.10		31.00%
120.00		20.00%	$13.10		31.00%
130.00		30.00%	$13.10		31.00%
131.00	(4)	31.00%	$13.10		31.00%
140.00		40.00%	$14.00		40.00%
150.00		50.00%	$15.00		50.00%

(1)	The Redemption Amount will not be less than the Minimum Redemption Amount.

(2)	The Starting Value will be set to 100.00 on the pricing date.

(3)	This amount represents the sum of the Original Offering Price and the hypothetical Step Up Payment of $3.10, the midpoint of the Step Up Payment range of $2.80 to $3.40.

(4)	This is the hypothetical Step Up Value (the midpoint of the Step Up Value range of 128 to 134).

Currency-Linked Step Up Notes	TS-3

Currency-Linked Step Up Notes Linked to an Emerging Markets Currency Basket, due June , 2015

Example 1 — The Ending Value is equal to 50.00:

Redemption Amount (per unit) = the greater of (a)	$10 +	[	$10 ×	(50.00 – 100.00)	]	= $5.00 and (b) $9.00
100.00

Redemption Amount (per unit) = $9.00 (The Redemption Amount cannot be less than the Minimum Redemption Amount.)

Example 2 — The Ending Value is equal to 97.00:

Redemption Amount (per unit) =	$10 +	[	$10 ×	(97.00 – 100.00)	]	= $9.70
100.00

Example 3 — The Ending Value is equal to 102.00:

Redemption Amount (per unit) = $10.00 + $3.10 = $13.10

In this case, because the Ending Value is greater than the Starting Value but less than or equal to the Step Up Value, the Redemption Amount (per unit) will equal $13.10, which is the sum of the Original Offering Price of $10.00 and the Step Up Payment of $3.10.

Example 4 — The Ending Value is equal to 140.00:

Redemption Amount (per unit) =	$10 +	[	$10 ×	(140.00 – 100.00)	]	= $14.00
100.00

In this case, because the Ending Value is greater than the Step Up Value, the Redemption Amount (per unit) will equal $14.00.

Currency-Linked Step Up Notes	TS-4

Currency-Linked Step Up Notes Linked to an Emerging Markets Currency Basket, due June , 2015

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-9 of product supplement FX-STEP UP-3, page S-4 of the MTN prospectus supplement, and page 8 of the prospectus identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Changes in the exchange rates of the underlying currencies may offset each other.

▪	You must rely on your own evaluation of the merits of an investment linked to the Exchange Rate Measure.

▪

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes due to, among other things, the inclusion of fees charged for developing, hedging and distributing the notes, as described on page TS-7 and various credit, market and economic factors that interrelate in complex and unpredictable ways.

▪	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	The Redemption Amount will not reflect changes in the value of the Exchange Rate Measure prior to the calculation day.

▪	Purchases and sales by us and our affiliates of the underlying currencies may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return at maturity and the market value of the notes.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The return on the notes depends on the exchange rates of the underlying currencies, which are affected by many complex factors outside of our control.

▪	The exchange rates could be affected by the actions of the governments of Russia, India, China, and the United States.

▪

Even though currencies trade around-the-clock, the notes will not trade around-the-clock, and the prevailing market prices for the notes may not reflect the current exchange rates of the underlying currencies.

▪	Suspensions or disruptions of market trading in the underlying currencies and the U.S. dollar may adversely affect the value of the notes.

▪	The notes are payable only in U.S. dollars and you will have no right to receive any payments in any underlying currency.

▪

The U.S. federal income tax consequences of the notes are uncertain and may be adverse to a holder of the notes. See “Summary Tax Consequences” and Material U.S. Federal Income Tax Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-24 of product supplement FX-STEP UP-3.

Additional Risk Factor

The exchange rate of the Chinese renminbi is currently managed by the Chinese government.

On July 21, 2005, the People’s Bank of China, with the authorization of the State Council of the People’s Republic of China, announced that the Chinese renminbi exchange rate would no longer be pegged to the U.S. dollar and would float within managed bands, which the People’s Bank of China resets daily. After the closing of the market on each business day, the People’s Bank of China announces the closing price of a foreign currency, such as the U.S. dollar, traded against the Chinese renminbi in the interbank foreign exchange market.

The initial adjustment of the Chinese renminbi exchange rate occurred on July 21, 2005 and resulted in an approximate 2% revaluation from an exchange rate of 8.28 renminbi per U.S. dollar to 8.11 renminbi per U.S. dollar. As of May 17, 2012, the exchange rate was 6.3252 renminbi per U.S. dollar, as reported on Bloomberg L.P. On April 14, 2012, the People’s Bank of China announced that the daily trading price of the U.S. dollar against the renminbi in the interbank foreign exchange market will be allowed to float within a band of 1% (an increase from the prior band of 0.50%) around the central parity published by the People’s Bank of China, while the trading prices of the non-U.S. dollar currencies against the renminbi will be allowed to move within a certain band announced by the People’s Bank of China. The People’s Bank of China will announce the closing price of a foreign currency such as the U.S. dollar traded against the renminbi in the interbank foreign exchange market after the closing of the market on each working day, and will make it the central parity for trading against the renminbi on the following working day. The People’s Bank of China has stated that it will make adjustments to the renminbi exchange rate band when necessary according to market, economic, and financial developments.

Currency-Linked Step Up Notes	TS-5

Currency-Linked Step Up Notes Linked to an Emerging Markets Currency Basket, due June , 2015

The People’s Bank of China has indicated that an upward revaluation in the value of the Chinese renminbi against the U.S. dollar may be allowed; however, no assurances can be given that this will occur. Despite the change in its exchange rate regime, the Chinese government continues to manage the valuation of the renminbi and, as currently managed, its price movements may not contribute significantly to either an increase or decrease in the value of the Exchange Rate Measure. However, further changes in the Chinese government’s management of the renminbi could result in a significant movement in the U.S. dollar/renminbi exchange rate. Assuming the value of the other underlying currencies in the Exchange Rate Measure remain constant, a decrease in the value of the renminbi relative to the U.S. dollar, whether as a result of a change in the Chinese government’s management of the renminbi or for other reasons, would result in a decrease in the value of the Exchange Rate Measure.

Investor Considerations

You may wish to consider an investment in the notes if:

▪

You anticipate that the Ending Value will be greater than the Starting Value. In other words, you anticipate that the underlying currencies will strengthen relative to the U.S. dollar over the term of the notes.

▪	You accept that you will lose up to 10% of your original investment amount if the Ending Value is less than the Starting Value.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪

You anticipate that the Ending Value will be less than the Starting Value. In other words, you anticipate that the underlying currencies will weaken relative to the U.S. dollar over the term of the notes.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Currency-Linked Step Up Notes	TS-6

Currency-Linked Step Up Notes Linked to an Emerging Markets Currency Basket, due June , 2015

Supplement to the Plan of Distribution; Role of MLPF&S and Conflicts of Interest

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of FINRA Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit, reflecting an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the notes, we seek competitive terms and may enter into hedging transactions with MLPF&S or another of our affiliates.

All charges related to the notes, including the underwriting discount and the hedging related costs and charges, reduce the economic terms of the notes. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors—General Risks Relating to the Notes” beginning on page S-9 and “Use of Proceeds” on page S-17 of product supplement FX-STEP UP-3.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions.

Currency-Linked Step Up Notes	TS-7

Currency-Linked Step Up Notes Linked to an Emerging Markets Currency Basket, due June , 2015

The Emerging Markets Currency Basket

The notes are designed to allow investors to participate in the movements of the Exchange Rate Measure over the term of the notes. The Exchange Rate Measure is designed to track the value of an approximately equally weighted investment in the Russian ruble, the Indian rupee, and the Chinese renminbi (yuan), based on the exchange rate of each underlying currency relative to the U.S. dollar. The notes provide upside participation at maturity if the value of the Exchange Rate Measure increases (that is, the underlying currencies strengthen relative to the U.S. dollar) over the term of the notes.

The exchange rate for each underlying currency is expressed as the number of units of the applicable underlying currency for which one U.S. dollar can be exchanged. Accordingly, an increase in the applicable exchange rate means that the value of the relevant underlying currency has weakened against the U.S. dollar, and a decrease in the applicable exchange rate means that the value of the relevant underlying currency has strengthened against the U.S. dollar. If investing in the notes, investors should be of the view that the value of the Exchange Rate Measure will increase over the term of the notes (that is, the underlying currencies will strengthen relative to the U.S. dollar from the Initial Exchange Rate, determined on the pricing date, to the Final Exchange Rate, determined on a calculation day shortly before the maturity date).

For each underlying currency, the Initial Exchange Rate and the Final Exchange Rate (which will be rounded to four decimal places) will be determined as follows:

•

Russian ruble: the number of Russian rubles for which one U.S. dollar can be exchanged as reported by Reuters on page RUBMCMEEMTA= or any substitute page thereto, at approximately 10:00 a.m. in London, England.

•

Indian rupee: the number of Indian rupees for which one U.S. dollar can be exchanged as reported by Reuters on page RBIB, or any substitute page thereto, under USD, at approximately 12:30 p.m. in Mumbai, India.

•

Chinese renminbi (yuan): the number of Chinese renminbi (yuan) for which one U.S. dollar can be exchanged as reported by Reuters on page SAEC, or any substitute page thereto, at approximately 9:15 a.m. in Beijing, China.

If the following events occur (each, a “Non-Publication Event”):

•	the exchange rate for an underlying currency is not so quoted on the applicable page indicated above on the pricing date (for purposes of determining the Initial Exchange Rate); or

•

the calculation agent determines that the scheduled calculation day is not a business day by reason of an extraordinary event, occurrence, declaration, or otherwise, or the exchange rate for an underlying currency is not so quoted on the applicable page indicated above on the scheduled calculation day (for purposes of determining the Final Exchange Rate), then the calculation agent will determine the Initial Exchange Rate or the Final Exchange Rate for that underlying currency, as applicable, on the next applicable business day on which the exchange rate is so quoted. However, in no event will the determination of the exchange rate for any underlying currency be postponed to a date (the “final determination date”) that is later than the close of business in New York, New York on the second scheduled business day following the pricing date (for purposes of determining the Initial Exchange Rate) or the close of business in New York, New York on the second scheduled business day prior to the maturity date (for purposes of determining the Final Exchange Rate).

If, following a Non-Publication Event and postponement as described above, the exchange rate for any underlying currency remains not quoted on the final determination date, the Initial Exchange Rate or the Final Exchange Rate, as applicable, for that currency will nevertheless be determined on the final determination date. The calculation agent, in its sole discretion, will determine the Initial Exchange Rate or the Final Exchange Rate for that underlying currency on the applicable final determination date (and, in the case of the Final Exchange Rate, the applicable Weighted Return and the Ending Value) in a manner which the calculation agent considers commercially reasonable under the circumstances. In making its determination, the calculation agent may take into account spot quotations for the applicable underlying currency and any other information that it deems relevant.

The final term sheet will set forth the Initial Exchange Rate for each underlying currency and a brief statement of the facts relating to the determination of the Initial Exchange Rate for any underlying currency affected by a Non-Publication Event on the pricing date, if any. The Initial Exchange Rates and the Final Exchange Rates for all underlying currencies that are not affected by a Non-Publication Event will be determined on the pricing date or the scheduled calculation day, as applicable.

The Starting Value will be set to 100 on the pricing date.

The Ending Value will equal the value of the Exchange Rate Measure on the calculation day.

The value of the Exchange Rate Measure on the calculation day will equal: 100 + 100 x (the sum of the Weighted Return for each exchange rate), rounded to two decimal places.

Currency-Linked Step Up Notes	TS-8

Currency-Linked Step Up Notes Linked to an Emerging Markets Currency Basket, due June , 2015

The Weighted Return for each exchange rate will be determined by the calculation agent as follows:

•	Russian ruble:	Exchange Rate Weighting ×	(	Initial Exchange Rate - Final Exchange Rate	)
Final Exchange Rate

•	Indian rupee:	Exchange Rate Weighting ×	(	Initial Exchange Rate - Final Exchange Rate	)
Final Exchange Rate

•	Chinese renminbi (yuan):	Exchange Rate Weighting ×	(	Initial Exchange Rate - Final Exchange Rate	)
Final Exchange Rate

The formulas above will result in the Weighted Return for an exchange rate being positive when the underlying currency strengthens relative to the U.S. dollar and being negative when that underlying currency weakens relative to the U.S. dollar. Assuming the exchange rates for the other underlying currencies remain the same, any strengthening of an underlying currency relative to the U.S. dollar will result in an increase in the Ending Value, while any weakening of an underlying currency relative to the U.S. dollar will result in a decrease in the Ending Value.

The strengthening of an underlying currency relative to the U.S. dollar will result in a decrease in the applicable exchange rate, while the weakening of an underlying currency relative to the U.S. dollar will result in an increase in the applicable exchange rate.

The “Exchange Rate Weighting” with respect to the exchange rate of the Russian ruble will be 33.34% and the “Exchange Rate Weighting” with respect to the exchange rates of each of the Indian rupee and the Chinese renminbi (yuan) will be 33.33%, reflecting an approximately equal weighting for each underlying currency in the Exchange Rate Measure.

The “Initial Exchange Rate” for each underlying currency will be determined on the pricing date, subject to postponement as described above.

The “Final Exchange Rate” for each underlying currency will be determined on the calculation day, subject to postponement as described above.

Currency-Linked Step Up Notes	TS-9

Currency-Linked Step Up Notes Linked to an Emerging Markets Currency Basket, due June , 2015

Hypothetical Calculations of the Weighted Returns and the Ending Value

Set forth below are two examples of hypothetical Weighted Return and hypothetical Ending Value calculations (rounded to two decimal places) based on hypothetical Initial Exchange Rates (based upon each underlying currency as reported on Bloomberg L.P. on May 18, 2011) and assuming hypothetical Final Exchange Rates for each exchange rate as follows.

Example 1:

Underlying Currency	Exchange Rate Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	Hypothetical Weighted Return
Russian ruble	33.34%	31.0875	62.1750	-16.67%
Indian rupee	33.33%	54.4850	43.5880	8.33%
Chinese renminbi (yuan)	33.33%	6.3252	9.4878	-11.11%

The hypothetical Weighted Return for each exchange rate is determined as follows:

•	Russian ruble:	33.34% ×	(31.0875 - 62.1750)	= -16.67%
62.1750

•	Indian rupee:	33.33% ×	(54.4850 - 43.5880)	= 8.33%
43.5880

•	Chinese renminbi (yuan):	33.33% ×	(6.3252 - 9.4878)	= -11.11%
9.4878

The hypothetical Ending Value would be 80.55, determined as follows:

100 + 100 × (sum of the Weighted Return for each exchange rate), rounded to two decimal places

100 + 100 × (-16.67 + 8.33 – 11.11)%

100 + 100 × (-19.45%) = 80.55

Example 2:

Underlying Currency	Exchange Rate Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	Hypothetical Weighted Return
Russian ruble	33.34%	31.0875	27.9788	3.70%
Indian rupee	33.33%	54.4850	59.9335	-3.03%
Chinese renminbi (yuan)	33.33%	6.3252	5.6927	3.70%

The hypothetical Weighted Return for each exchange rate is determined as follows:

•	Russian ruble:	33.34% ×	(31.0875 - 27.9788)	= 3.70%
27.9788

•	Indian rupee:	33.33% ×	(54.4850 - 59.9335)	= –3.03%
59.9335

•	Chinese renminbi (yuan):	33.33% ×	(6.3252 - 5.6927)	= 3.70%
5.6927

The hypothetical Ending Value would be 104.37, determined as follows:

100 + 100 × (sum of the Weighted Return for each exchange rate), rounded to two decimal places

100 + 100 × (3.70 - 3.03 + 3.70)%

100 + 100 × (4.37%) = 104.37

Currency-Linked Step Up Notes	TS-10

Currency-Linked Step Up Notes Linked to an Emerging Markets Currency Basket, due June , 2015

Historical Data on the Exchange Rates

The following tables set forth the high and low daily exchange rates for each underlying currency from the first quarter of 2007 through May 17, 2012. These exchange rates were obtained from publicly available information on Bloomberg L.P. These exchange rates should not be taken as an indication of the future performance of any of the underlying currencies or the Exchange Rate Measure, or as an indication of whether, or to what extent, the Ending Value will be greater than the Starting Value.

As described above, the exchange rate for each underlying currency is expressed as the number of units of the applicable underlying currency for which one U.S. dollar can be exchanged. As a result, the “High” values represent the weakest that currency was relative to the U.S. dollar for the given quarter, while the “Low” values represent the strongest that currency was relative to the U.S. dollar for the given quarter.

Russian ruble

The following table sets forth the high and low daily exchange rates for the Russian ruble for the calendar quarters from the first quarter of 2006 through May 17, 2012. On May 17, 2012, the exchange rate for the Russian ruble was 31.0875 Russian rubles per U.S. dollar, as reported by Bloomberg L.P. The Initial Exchange Rate for the Russian ruble will be determined by the calculation agent on the pricing date.

		High	Low
2007	First Quarter	26.5990	25.9736
	Second Quarter	26.0426	25.6854
	Third Quarter	25.8902	24.8588
	Fourth Quarter	25.0505	24.2850

2008	First Quarter	24.7859	23.4511
	Second Quarter	23.8930	23.3179
	Third Quarter	25.7442	23.1577
	Fourth Quarter	29.5807	25.7333

2009	First Quarter	36.3701	29.1475
	Second Quarter	34.1815	30.5471
	Third Quarter	32.7668	29.9967
	Fourth Quarter	30.8339	28.6880

2010	First Quarter	30.4861	29.1362
	Second Quarter	31.8000	28.9194
	Third Quarter	31.2763	29.6850
	Fourth Quarter	31.4755	29.7325

2011	First Quarter	30.6412	28.1741
	Second Quarter	28.5023	27.2763
	Third Quarter	32.4040	27.5101
	Fourth Quarter	32.7211	29.8082

2012	First Quarter	32.1488	28.9670
	Second Quarter (through May 17, 2012)	31.0875	29.2004

Currency-Linked Step Up Notes	TS-11

Currency-Linked Step Up Notes Linked to an Emerging Markets Currency Basket, due June , 2015

Indian rupee

The following table sets forth the high and low daily exchange rates for the Indian rupee for the calendar quarters from the first quarter of 2007 through May 17, 2012. On May 17, 2012, the exchange rate for the Indian rupee was 54.485 Indian rupees per U.S. dollar, as reported by Bloomberg L.P. The Initial Exchange Rate for the Indian rupee will be determined by the calculation agent on the pricing date.

		High	Low
2007	First Quarter	44.6575	43.0350
	Second Quarter	43.1450	40.4900
	Third Quarter	41.3162	39.7035
	Fourth Quarter	39.9000	39.2775

2008	First Quarter	40.7300	39.2650
	Second Quarter	43.0400	39.7650
	Third Quarter	46.9550	42.0637
	Fourth Quarter	50.2900	46.6100

2009	First Quarter	51.9700	48.2550
	Second Quarter	50.5200	46.9475
	Third Quarter	49.0825	47.5175
	Fourth Quarter	47.7550	46.0912

2010	First Quarter	46.8112	44.9175
	Second Quarter	47.6963	44.2938
	Third Quarter	47.3638	44.9450
	Fourth Quarter	45.9350	44.1050

2011	First Quarter	45.9050	44.5850
	Second Quarter	45.3325	44.0769
	Third Quarter	49.5750	44.0756
	Fourth Quarter	53.7150	48.6950

2012	First Quarter	53.3075	48.6950
	Second Quarter (through May 17, 2012)	54.4950	50.7150

Currency-Linked Step Up Notes	TS-12

Currency-Linked Step Up Notes Linked to an Emerging Markets Currency Basket, due June , 2015

Chinese renminbi (yuan)

The following table sets forth the high and low daily exchange rates for the Chinese renminbi (yuan) for the calendar quarters from the first quarter of 2007 through May 17, 2012. On May 17, 2012, the exchange rate for the Chinese renminbi (yuan) was 6.3252 Chinese renminbi (yuan) per U.S. dollar, as reported by Bloomberg L.P. The Initial Exchange Rate for the Chinese renminbi (yuan) will be determined by the calculation agent on the pricing date.

		High	Low
2007	First Quarter	7.8160	7.7269
	Second Quarter	7.7350	7.6151
	Third Quarter	7.6059	7.5036
	Fourth Quarter	7.5276	7.3037

2008	First Quarter	7.3041	7.0116
	Second Quarter	7.0185	6.8544
	Third Quarter	6.8792	6.8113
	Fourth Quarter	6.8872	6.8171

2009	First Quarter	6.8519	6.8270
	Second Quarter	6.8373	6.8192
	Third Quarter	6.8362	6.8259
	Fourth Quarter	6.8311	6.8233

2010	First Quarter	6.8339	6.8256
	Second Quarter	6.8333	6.7818
	Third Quarter	6.8108	6.6873
	Fourth Quarter	6.6917	6.6070

2011	First Quarter	6.6350	6.5483
	Second Quarter	6.5477	6.4634
	Third Quarter	6.4721	6.3781
	Fourth Quarter	6.3852	6.2950

2012	First Quarter	6.3390	6.2938
	Second Quarter (through May 17, 2012)	6.3252	6.2774

Currency-Linked Step Up Notes	TS-13

Currency-Linked Step Up Notes Linked to an Emerging Markets Currency Basket, due June , 2015

While historical information on the Exchange Rate Measure will not exist before the pricing date, the following graph sets forth hypothetical monthly historical values of the Exchange Rate Measure from January 1, 2007 through April 30, 2012 based upon historical exchange rates for the underlying currencies as of the end of each month. For purposes of this graph, the value of the Exchange Rate Measure was set to 100 as of December 31, 2006 and the value of the Exchange Rate Measure as of the end of each month is based upon the hypothetical Ending Value as of the end of that month, calculated as described in the section “The Emerging Markets Currency Basket” above. This historical data on the exchange rates as reported by Bloomberg L.P. is not necessarily indicative of the future performance of the underlying currencies or the Exchange Rate Measure or what the value of the notes may be. Any historical upward or downward trend in the value of the Exchange Rate Measure during any period set forth below is not an indication that the Ending Value will be greater than the Starting Value.

Currency-Linked Step Up Notes	TS-14

Currency-Linked Step Up Notes Linked to an Emerging Markets Currency Basket, due June , 2015

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•

Although there are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the notes, we intend to treat the notes as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment.

•	A U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” with respect to a note without regard to cash, if any, received on the notes.

•

Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the notes. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

Material U.S. Federal Income Tax Considerations

Set forth below is a summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-24 of product supplement FX-STEP UP-3, which you should carefully review prior to investing in the notes. Capitalized terms used and not defined herein have the meanings ascribed to them in product supplement FX-STEP UP-3.

General. There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the notes or other instruments with terms substantially the same as the notes. However, although the matter is not free from doubt, under current law, each note should be treated as a debt instrument for U.S. federal income tax purposes. We currently intend to treat the notes as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the notes. You should be aware, however, that the IRS is not bound by our characterization of the notes as indebtedness and the IRS could possibly take a different position as to the proper characterization of the notes for U.S. federal income tax purposes. If the notes are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the notes could differ materially from the treatment discussed below, with the result that the timing and character of income, gain, or loss recognized in respect of a note could differ materially from the timing and character of income, gain, or loss recognized in respect of a note had the notes in fact been treated as debt instruments for U.S. federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the notes. The following summary assumes that the notes will be treated as debt instruments of BAC for U.S. federal income tax purposes.

Interest Accruals. The amount payable on the notes at maturity will depend on the performance of the Exchange Rate Measure. We intend to take the position that the “denomination currency” (as defined in the applicable Treasury regulations) of the notes is the U.S. dollar and, accordingly, we intend to take the position that the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, the notes generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to a note. A U.S. Holder who does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a note must timely disclose and justify the use of other estimates to the IRS.

Sale, Exchange, or Retirement of the Notes. Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the notes. A U.S. Holder’s tax basis in a note generally will equal the cost of that note, increased by the amount of OID previously accrued by the holder for that note (without regard to any positive or negative adjustments under the contingent payment debt regulations). A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the notes. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Currency-Linked Step Up Notes	TS-15

Currency-Linked Step Up Notes Linked to an Emerging Markets Currency Basket, due June , 2015

Hypothetical Tax Accrual Table. The following table is based upon a hypothetical projected payment schedule (including a hypothetical Redemption Amount) and a hypothetical comparable yield equal to 3.4479% per annum (compounded semi-annually), which is our current estimate of the comparable yield, based upon market conditions as of the date of this term sheet as determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the notes as if the notes had been issued on July 6, 2012 and were scheduled to mature on June 30, 2015. This tax accrual table is based upon a hypothetical projected payment schedule per $10 principal amount of the notes, which would consist of a single payment of $11.0737 at maturity. The following table is for illustrative purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be. The actual “projected payment schedule” will be completed on the pricing date, and included in the final term sheet.

Accrual Period	Interest Deemed to Accrue on the Notes During Accrual Period (per Unit of the Notes)	Total Interest Deemed to Have Accrued on the Notes as of End of Accrual Period (per Unit of the Notes)
July 6, 2012 to December 31, 2012	$0.1676	$0.1676
January 1, 2013 to December 31, 2013	$0.3536	$0.5212
January 1, 2014 to December 31, 2014	$0.3659	$0.8871
January 1, 2015 to June 30, 2015	$0.1866	$1.0737

Hypothetical Projected Redemption Amount = $11.0737 per unit of the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-24 of product supplement FX-STEP UP-3.

Currency-Linked Step Up Notes	TS-16

Currency-Linked Step Up Notes Linked to an Emerging Markets Currency Basket, due June , 2015

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factor” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement FX-STEP UP-3 dated April 2, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512146679/d327908d424b5.htm

▪	Series L MTN prospectus supplement dated March 30, 2012 and prospectus dated March 30, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512143855/d323958d424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

Currency-Linked Step Up Notes	TS-17